Page 1 of 7 Pages
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No.   1  )*
Earth Biofuels, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
27031F102
(CUSIP Number)
RG Capital Management, L.P.
Attn: Gerald Stahlecker
3 Bala Plaza - East, Suite 501
251 St. Asaph’s Road
Bala Cynwyd, PA 19004
(610) 617-5900
With a Copy to:
Eric R. Markus, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
1875 Pennsylvania Avenue, N.W.
Washington, D.C. 20006
(202) 663-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 8, 2007
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	27031F102	Page	2	of	7

1	NAMES OF REPORTING PERSONS Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Warrant to purchase up to 375,000 shares of Common Stock; Series A Warrant to purchase up to 862,069 shares of Common Stock; $5,000,000 Principal Amount 8% Senior Convertible Note convertible into 1,724,138 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

Warrant to purchase up to 375,000 shares of Common Stock; Series A Warrant to purchase up to 862,069 shares of Common Stock; $5,000,000 Principal Amount 8% Senior Convertible Note convertible into 1,724,138 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Warrant to purchase up to 375,000 shares of Common Stock; Series A Warrant to purchase up to 862,069 shares of Common Stock; $5,000,000 Principal Amount 8% Senior Convertible Note convertible into 1,724,138 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.19%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) See Item 4 hereof and Items 4 and 5(a) of the Prior Filing.

CUSIP No.	27031F102	Page	3	of	7

1	NAMES OF REPORTING PERSONS RG Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Warrant to purchase up to 375,000 shares of Common Stock; Series A Warrant to purchase up to 862,069 shares of Common Stock; $5,000,000 Principal Amount 8% Senior Convertible Note convertible into 1,724,138 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

Warrant to purchase up to 375,000 shares of Common Stock; Series A Warrant to purchase up to 862,069 shares of Common Stock; $5,000,000 Principal Amount 8% Senior Convertible Note convertible into 1,724,138 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Warrant to purchase up to 375,000 shares of Common Stock; Series A Warrant to purchase up to 862,069 shares of Common Stock; $5,000,000 Principal Amount 8% Senior Convertible Note convertible into 1,724,138 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.19%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(2) See Item 4 hereof and Items 4 and 5(a) of the Prior Filing.

CUSIP No. 27031F102	Page 4 of 7 Pages
ITEM 1. SECURITY AND ISSUER
     This Amendment No. 1 is filed with respect to the shares of the common stock, par value $0.001 per share (the “Common Stock”), of Earth Biofuels, Inc., a Delaware corporation (the “Issuer”), and amends and supplements the Schedule 13D filed on July 16, 2007 (the “Prior Filing”) by the Reporting Persons (as defined in the Prior Filing). Except as set forth herein, the Prior Filing is unmodified. Terms not defined herein shall have the meaning given them in the Prior Filing. This is the final amendment to the Prior Filing and an exit filing for the Reporting Persons.
ITEM 4. PURPOSE OF TRANSACTION
     Item 4 of the Prior Filing is amended by adding the following after the last paragraph of that item:
     On July 11, 2007, Radcliffe and certain other Noteholders commenced an involuntary bankruptcy proceeding against the Issuer pursuant to Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware, Case No. 07-10928 (CSS) (the “Bankruptcy Case”).
     Since the commencement of the Bankruptcy Case, the Issuer has engaged in discussions with Radcliffe and the other Noteholders regarding the terms of a possible restructuring. The Reporting Persons wish to explore the possibility of an out-of-court restructuring that includes modification of the existing rights and obligations under the various documents entered into in connection with Radcliffe’s purchase of the Bridge Note, the Bridge Warrant, the 8% Senior Convertible Note and the Series A Warrant (such documents, collectively with the Bridge Note, the Bridge Warrant, the 8% Senior Convertible Note and the Series A Warrant, being hereinafter referred to as the “Transaction Documents”, copies of which were filed as Exhibits 99.4 to 99.11 of the Prior Filing) with the Issuer and the Issuer’s subsidiaries through one or more definitive documents to be negotiated during the course of the next six to twelve months (the “Restructuring Transaction”) in an effort to maximize the recovery under the 8% Senior Convertible Note.
     The Restructuring Transaction is contemplated to require the parties involved, including the Issuer and Radcliffe, to enter into the following definitive documents (collectively, the “Restructuring Transaction Documents”):
(1)	An Interim Restructuring Agreement by and among the Issuer, the Noteholders who are signatories thereto, Dennis McLaughlin, the Issuer’s CEO (“McLaughlin”), and the Issuer’s subsidiaries listed therein on Schedule A (“Interim Restructuring Agreement”). A current draft of the Interim Restructuring Agreement as of the date of this filing is attached hereto as Exhibit 99.13 and incorporated herein by reference;

(2)	A Release Agreement by and among the Issuer, the Issuer’s subsidiaries named therein, and the Noteholders who are signatories thereto (“Release”). A current draft of the Release as of the date of this filing is attached hereto as Exhibit 99.14 and incorporated herein by reference;

(3)	A Confession of Judgment and accompanying Affidavit of Confession of Judgment (together, the “Confession of Judgment”) to be executed by the Issuer in favor of each of the Noteholders who are signatories to the Interim Restructuring Agreement. A current draft of the Confession of Judgment to be executed in favor of Radcliffe as of the date of this filing is attached hereto as Exhibit 99.15 and incorporated herein by reference;

CUSIP No. 27031F102	Page 5 of 7 Pages
(4)	A Guaranty given by the subsidiaries of the Issuer (“Subsidiary Guaranty”) for the prompt payment of the total outstanding amount due and owing to the Noteholders who are signatories to the Interim Restructuring Agreement, upon the occurrence of certain trigger events outlined in the Subsidiary Guaranty. A current draft of the Subsidiary Guaranty as of the date of this filing is attached hereto as Exhibit 99.16 and incorporated herein by reference;

(5)	An Escrow Agreement by and among Schulte Roth & Zabel LLP (“SRZ”), the Noteholders who are signatories to the Interim Restructuring Agreement, the Issuer, McLaughlin, and the Issuer’s subsidiaries listed therein (“Escrow Agreement”), appointing SRZ to serve under the terms of the Escrow Agreement as the escrow agent to hold and release the original versions of all executed documents related to the Restructuring Transaction, including the documents attached as Exhibits 99.13 to 99.16 hereto. A current draft of the Escrow Agreement as of the date of this filing is attached hereto as Exhibit 99.17 and incorporated herein by reference.
      In addition, McLaughlin has agreed to a limited personal guaranty in favor of the Noteholders who are signatories to the Interim Restructuring Agreement for a portion of the total amount due to such Noteholders. As of the date hereof, neither the McLaughlin guaranty nor the drafts of the documents attached hereto as Exhibits 99.13 to 99.17 have been executed or entered into by any of the parties thereto.
     The Reporting Persons are also engaged in ongoing negotiations with other Noteholders to coordinate their efforts to implement the Restructuring Transaction in order to maximize their recovery under the Transaction Documents.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     Item 6 of the Prior Filing is hereby amended by the addition of the following:
     As described in Item 4 above, in connection with the possible restructuring and modification of the existing rights and obligations under the Transaction Documents with the Issuer and its subsidiaries, Radcliffe may enter into the Restructuring Transaction Documents and such other definitive documents as may be negotiated during the course of the next six to twelve months in order to effectuate a Restructuring Transaction.
     Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
     The following documents are filed as appendices and exhibits:

Exhibit 99.13:	Draft of Interim Restructuring Agreement, by and among Earth Biofuels, Inc., Dennis McLaughlin, Radcliffe and certain other Noteholders that are signatories thereto, and the Earth Biofuels, Inc. subsidiaries named therein.

CUSIP No. 27031F102	Page 6 of 7 Pages

Exhibit 99.14:	Draft of Release by and among Earth Biofuels, Inc., each of the Earth Biofuels, Inc. subsidiaries named therein, and the Noteholders that are signatories thereto.

Exhibit 99.15:	Draft of the Confession of Judgment and accompanying Affidavit of Confession of Judgment by Dennis McLaughlin, on behalf of Earth Biofuels, Inc., confessing judgment in favor of Radcliffe for the entire amount outstanding and due to Radcliffe by Earth Biofuels, Inc.

Exhibit 99.16:	Draft of Guaranty Agreement by each of the Earth Biofuels, Inc. subsidiaries named therein, as guarantors, for the benefit of Radcliffe and certain other Noteholders that are signatories thereto.

Exhibit 99.17:	Draft of Escrow Agreement by and among Schulte Roth & Zabel LLP, Radcliffe and the other Noteholders that are signatories thereto, Earth Biofuels, Inc., Dennis McLaughlin, and the Earth Biofuels, Inc. subsidiaries named therein.

Page 7 of 7 Pages
Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio
     By: RG Capital Management, L.P.
        By: RGC Management Company, LLC

By: /s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Managing Director
Date:	November 12, 2007

RG Capital Management, L.P.
     By: RGC Management Company, LLC

By: /s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Managing Director
Date:	November 12, 2007